PACIFIC NORTH WEST CAPITAL CORP.

For Immediate Release

NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Geological Targets Provide New PGM Intersections

Phase 8 River Valley Drill Results

River Valley PGM Project, Sudbury, Ontario

PROGRAM HIGHLIGHTS • New PGM zones in the River Valley Intrusive o PGMs found in internal breccias o Reef-style intersections with PGMs • New programs recommended for Summer 2006

April 5, 2006, Vancouver, BC

Diamond Drill Program

Pacific North West Capital Corp. (PFN: TSX) is pleased to announce significant drill results for its Phase 8 exploration program at the River Valley PGM Project. Drilling totaled 3,681 metres in 20 drill holes, each targeted to evaluate new models of mineralization in the River Valley Intrusive (RVI) located east of Sudbury, Ontario.

Spade Lake, Varley and Jackson PGM Intersections Phase 8 Diamond Drilling
DDH	From (m)	To (m)	Interval (m)	Au (ppb)	Pt (ppb)	Pd (ppb)	3E (g/t)	Cu (ppm)	Ni (ppm)
SL-01	63	64	1	41	700	488	1.229	979	297
and	109	127	18	56	289	819	1.160	891	391
incl	109	111	2	80	365	1218	1.662	1875	807
incl	113	114	1	42	220	782	1.044	546	171
incl	115	116	2	64	330	1015	1.409	1024	458
incl	118	121	3	100	487	1168	1.754	1583	744
incl	124	127	3	67	500	1343	1.909	630	289
and	138	139	1	77	420	1110	1.607	948	474
and	144	145	1	81	340	918	1.339	1510	701
and	156	169	13	32	191	518	0.740	554	245
incl	156	158	2	63	365	1026	1.454	681	310
incl	161	162	1	65	420	937	1.422	1070	313
incl	166	167	1	57	270	853	1.180	1100	486
incl	168	169	1	56	400	1140	1.596	565	329
SL-02	123	124	1	8	470	1380	1.858	68	48
SL-03	84	86	2	15	770	536	1.321	372	216
VE-32	88	89	1	12	360	4030	4.400	58	23
JFS-04	122	123	1	8	600	666	1.274	103	17

At least two new platinum group metal (PGM) zones within the RVI have been indicated from mapping and drill testing (See Assay Table).  All of these zones appear to be controlled by layering and structures within the intrusive, and were not tested by previous drilling.   These new mineralized zones are open along strike and down dip and will require further drilling to evaluate their extent.

The drilling indicated new zones of PGM mineralization at Spade Lake, SL-01 (1.16 gpt over 18.0 metres) SL-02 (1.86 gpt over 1.0 metre) and SL-03 (1.32 gpt over 2.0 metres).  New anomalous zones have also been indicated in the Jackson Flats South (JFS) and Varley Extension (VE) area holes.  It has been recommended that a new phase of drilling and ground exploration programs will be conducted this summer to follow up on these results and to develop new targets within the intrusive.

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April 5, 2006

N
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RIVER VALLEY
PGM PROJECT
River Valley
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Sudbury
Sturgeon Falls
Lake Nipissing
Channel
Georgian Bay
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10
20
40
Kilometers
Legend
Highway
Property
Major Lakes
ANGLO
PLATINUM
PACIFIC NORTH WEST
CAPITAL CORP.
RIVER VALLEY PROJECT
Location Map

The Qualified Person for this release is John Londry, VP Exploration. Assay results were provided by SGS Laboratories of Toronto, Ontario.  The half-core samples were prepared at SGS’s site in Garson, Ontario, and forwarded to SGS’s analytical facilities in Toronto.  Analyses for Au, Pt, and Pd were done using a lead collection fire assay with an ICP finish, and for base metals and trace elements using an aqua regia digestion with an ICP-ES finish.  PFN follows a strict QA/QC protocol of inserting standards, duplicates and blanks for each batch of samples.  Work on the River Valley Project is being conducted within a joint venture with Anglo American Platinum Corporation Limited (Anglo Platinum).

About Pacific North West Capital

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $18 million to the River Valley Project to date and may earn a 65% interest by funding it through to production. In late 2004 PFN established a Base Metals Division and has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd.

PFN is currently involved in an aggressive acquisition phase of its development and plans to add several new PGM and base metal projects to its portfolio in 2006.  The Company has approximately $3.5 million in working capital and no debt.

On behalf of the Board of Directors Harry Barr President and CEO
Further information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email ir@pfncapital.com, or visit our website at www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

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April 5, 2006